Exhibit 2.1(b)
2013

THE PERSONS LISTED IN SCHEDULE 1

as Management Warrantors

and

ACTUANT ACQUISITIONS LIMITED

as Purchaser

WARRANTY DEED

relating to:

the sale and purchase of Venice Topco Limited

McDermott Will & Emery

Heron Tower
110 Bishopsgate
London EC2N 4AY
DX 42619 Cheapside
www.mwe.com

Tel: +44 20 7577 6900
Fax: +44 20 7577 6950

MWE (28.07.2013)

DM_US 46029553-1.065322.0122

TABLE OF CONTENTS                         PAGE

DM_US 46029553-1.065322.0122

THIS DEED is dated     2013.
BETWEEN

(1)	THE INDIVIDUALS whose names and addresses are set out in Schedule 1 (together the Management Warrantors); and

(2)
ACTUANT ACQUISITIONS LIMITED (registered in England and Wales with number 7633576) whose registered office is at Unit 601, Axcess 10 Business Park, Bentley Road South, Darlaston, West Midlands, WS10 8LQ, England (the Purchaser).

BACKGROUND
This Deed is entered into in connection with a share sale and purchase agreement of even date herewith (the Share Purchase Agreement) made between the Sellers and the Purchaser (each as defined therein) relating to the acquisition by the Purchaser of the Company.
IT IS AGREED as follows:

DM_US 46029553-1.065322.0122

1.	Definitions and Interpretation

1.1	In this Deed:
Accounts: the consolidated audited balance sheet, profit and loss statement and cash flow statement of the Group in respect of the accounting period ending on the Accounts Date, including all notes to such statements.
Accounts Date: 31 December 2012.
Act: Companies Act 2006.
Adrian Bannister Exit Bonus Letter: the letter between Adrian Bannister, HSBC Investment Bank Holdings plc, the Purchaser and the Company dated on or around the date of this Deed.
A Ordinary Share: an A ordinary share of £0.001 in the capital of the Company.
Applicable Law: any law (including common law or other binding law), statute, regulation, code, ordinance, rule, judgment, order, decree or directive or any determination by or requirement of a Competent Authority.
Authority: any local, national, multinational, governmental or non-governmental authority, statutory undertaking, agency or public or regulatory body (whether present or future) which has jurisdiction over the Business.
Bayliss Deduction any amount which has been deducted from William John Bayliss’ entitlement to the Escrow Sum (as such term is defined in the Share Purchase Agreement) in accordance with Clause 4 of the Share Purchase Agreement.
Bayliss Shares: the shares in the capital of the Company which were sold to William John Bayliss by HSBC Investment Bank Holdings plc pursuant to the Bayliss SPA.
Bayliss SPA: the agreement for the sale and purchase of shares in the Company dated 22 November 2012 and made between HSBC Investment Bank Holdings plc and William John Bayliss.
Bayliss Warranty Claim: a claim by the Purchaser under or in respect of the warranty given to it by William John Bayliss in Clause 3.12.
Bonus Agreement: each bonus agreement in the form which is initialled by William John Bayliss and the Purchaser for the purpose of identification only and which is to be entered into between the Management Warrantors (excluding WW Moor AS) and Wolfgang Wandl and the Company on Completion.
B Ordinary Share: a B ordinary share of £0.001 in the capital of the Company.
Business: the business carried on by the Group as at, and before, Completion and includes any part of it.
Business Day: a day (other than a Saturday, Sunday or public holiday) on which banks are generally open in London or New York for normal business.
Claim: a claim under this Deed or a Share Purchase Agreement Title Claim.

DM_US 46029553-1.065322.0122

Commercial Warranties: the Warranties, other than the Fundamental Warranties and the Tax Warranties.
Commercial Warranty Claim: a claim under or in respect of a Commercial Warranty or Commercial Warranties.
Company: Venice Topco Limited, a company incorporated and registered in the United Kingdom with company number 06923445 whose registered office is at 1 Park Row, Leeds, LS1 5AB.
Competent Authority: any national, state or local government authority, any government, quasi-governmental, judicial, public or administrative agency, authority or body, any court of competent jurisdiction or any operator or regulator of a recognised investment exchange.
Competition Law: the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.
Completion: completion of the sale and purchase of the Shares in accordance with the Share Purchase Agreement.
Completion Date: the date of Completion of the Share Purchase Agreement according to its terms.
Consideration: means an amount equal to the aggregate of all sums paid to the Management Warrantors (i) under the Share Purchase Agreement and the WW Moor AS Share Purchase Agreement and (ii) by way of Exit Bonus.
Contract of Employment: each contract of employment in the form which is initialled by William John Bayliss and the Purchaser for the purpose of identification only and which is to be entered into between the Management Warrantors (excluding WW Moor AS) and Wolfgang Wandl and the Company on Completion.
C Ordinary Share: a C ordinary share of £0.001 in the capital of the Company.
CTA 2009: the Corporation Tax Act 2009.
CTA 2010: the Corporation Tax Act 2010.
Data Room: the electronic data site hosted by Merrill Corporation made available to the Purchaser in connection with the transaction contemplated by the Transaction Documents and entitled "Albion".
Data Room CD: the CD containing the contents of the Data Room initialed by or on behalf of the Purchaser's Solicitors and the Management Warrantors' Solicitors for the purposes of identification.
Determined Claim: has the meaning given in paragraph 13.2 of Schedule 4 (Limitations).

DM_US 46029553-1.065322.0122

Determined Liability: has the meaning given in paragraph 13.2 of Schedule 4 (Limitations).
Director: a person who is, at the date of this Deed, a director of a Group Company.
Disclosed: fairly disclosed with sufficient detail to enable the Purchaser to identify the nature and scope of the matter disclosed.
Disclosure Bundle: the bundle of documents in hard copy form made available to the Purchaser in connection with the Warranties and initialed by or on behalf of the Purchaser's Solicitors and the Management Warrantors' Solicitors for the purposes of identification.
Disclosure Documents: the documents which are listed in schedule 2 to the Disclosure Letter and which are contained on the Data Room CD or in the Disclosure Bundle, and a reference in this Deed to a Disclosure Document followed by a number is to the document which is so numbered in that schedule.
Disclosure Letter: the letter from the Management Warrantors to the Purchaser with the same date as this Deed in relation to the Warranties.
Effective Time: 11:59 P.M. on the day before the Completion Date.
Eligible Commercial Warranty Claim: has the meaning given in paragraph 5 of Schedule 4 (Limitations).
Employee: means an individual who has entered into or works under a contract of employment with any Group Company and also includes any director or other officer of any Group Company whether or not he has entered into or works or worked under a contract of employment with any Group Company.
Encumbrance: means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, right of pre-emption, assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), or any agreement to create any of the foregoing and, as to the Shares, any voting agreement, proxy, option or restriction on transfer (other than any restriction which is contained in the articles of association of the Company).
Exit Bonus: the meaning given in the Share Purchase Agreement.
Exit Bonus Letters: the meaning given in the Share Purchase Agreement.
Exit Bonus Payees: the meaning given in the Share Purchase Agreement.
Fundamental Warranties: the Warranties in paragraph 19 of Schedule 3 (Warranties).
Fundamental Warranty Claim: a claim under or in respect of a Fundamental Warranty or Fundamental Warranties.
Group: the Company and its Subsidiaries.
Group Companies: the Company and its Subsidiaries, and Group Company means any one of them.

DM_US 46029553-1.065322.0122

Intellectual Property: has the meaning given in paragraph 7 of Schedule 3 (Warranties).
IHTA: the Inheritance Tax Act 1984.
ITEPA: the Income Tax (Earnings and Pensions) Act 2003.
James Gaskell Exit Bonus Letter: the letter between James Gaskell, HSBC Investment Bank Holdings plc, the Purchaser and the Company dated on or around the date of this Deed.
Key Employee: each of William John Bayliss, Adrian Bannister, James Gaskell, Wolfgang Wandl, Anthony Alexander, Christopher Chapman, Christopher Forde, Michael Main, Tom Bower, John Dick, Mathew Wells, Janice O'Brien, Matthew Gordon, Ronnie Coull, Gus Smart, Donald Taylor, Brian Reid, Anne Lorup, Irene Marken, Trond Waldow, Kare Pederson, Knut Fisketjon, Anna Keen, Jamie Scoringe, Mike Kochalski, Wenchao Zhang, and Gavin Crossan.
Limited Participation Share: a limited participation share of £0.001 in the capital of the Company.
Management Accounts: the unaudited consolidated balance sheet, profit and loss statement and cash flow statement of the Group in respect of the accounting period commencing on the day after the Accounts Date and ending on 30 June 2013, including all notes to such statements.
Management Sellers: James Gaskell and William John Bayliss.
Management Warrantors' Solicitors: Addleshaw Goddard LLP, 100 Barbirolli Square, Manchester M2 3 AB.
Norwegian Pension Scheme: the defined benefit pension scheme arranged with Storebrand Livsforsikring AS by each of Viking Sea Tech Holdings Norge AS, Viking Sea Tech Group Norge AS and Viking SeaTech Norge AS entitling the employees to the following pension benefits: retirement/old age pension, disability pension, spouse/cohabitant pension and child pension.
Opined Liability: has the meaning given in paragraph 13.2 of Schedule 4 (Limitations).
Pension Schemes: the group personal pension scheme as provided by Scottish Widows under policy number P000067722 and the Norwegian Pension Scheme.
Permitted Assignee: has the meaning given in Clause 9.2.
Properties: the leasehold properties occupied by Group Companies as set out in Appendix 4 of the vendor legal due diligence report prepared by Pinsent Masons LLP (up to and including 12 July 2013) for the benefit of the Company and the Purchaser, and Property means any one of them).
Purchaser Bonus Obligation: has the meaning given in paragraph 13.1 of Schedule 4 (Limitations).
Purchaser’s Group: the Purchaser, any subsidiary of the Purchaser, any direct or indirect holding company of the Purchaser and any subsidiary of any such holding company of the Purchaser, from time to time.

DM_US 46029553-1.065322.0122

Purchaser's Solicitors: McDermott Will & Emery LLP of 110 Bishopsgate, London EC2N 4AY.
Relevant Day: has the meaning given in Clause 6.4.
Set-off Management Warrantor: has the meaning given in paragraph 13.1 of Schedule 4 (Limitations).
Shareholders' Agreement: Disclosure Document O2.
Share Purchase Agreement Title Claim: a claim by the Purchaser against any Management Seller under or in respect of any warranty, representation, statement, covenant or undertaking as to the interest of that Management Seller in any Share which forms an express or implied term of the Share Purchase Agreement.
Shares: the A Ordinary Shares, B Ordinary Shares, C Ordinary Shares and Limited Participation Shares as set out in part A of Schedule 2 (Company Details).
Subsidiary: has the meaning given in section 1159 of the Act.
Supplementary Disclosure Letter: a letter from the Management Warrantors to the Purchaser to be delivered to the Purchaser or the Purchaser's Solicitors on Completion (and covering matters in relation to the Warranties in the period between (and including) the date of this Deed and Completion).
Tax or Taxation: all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction (including, for the avoidance of doubt, national insurance contributions in the UK and corresponding obligations elsewhere) and any penalty, fine, surcharge, interest, charges or costs relating thereto (including interest and penalties arising from the failure of the Company or any Subsidiary to make adequate instalment payments under the Corporation Tax (Instalments Payments) Regulations 1998 (SI 1998/3175) in any period ending on or before Completion).
Tax Authority: any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, administer, levy, assess or collect Tax in the UK or elsewhere.
Taxation Statute: any directive, statute, enactment, law or regulation wherever enacted or issued, coming into force or entered into providing for or imposing any Tax and shall include orders, regulations, instruments, bye-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision which amends, extends, consolidates or replaces the same or which has been amended, extended, consolidated or replaced by the same.
Tax Warranties: the Warranties in paragraph 18 of Schedule 3 (Warranties).
Tax Warranty Claim: a claim under or in respect of a Tax Warranty or Tax Warranties.
TMA: the Taxes Management Act 1970.
Transaction Documents: this Deed, the Disclosure Letter, the Share Purchase Agreement, the Bonus Agreements, the Contracts of Employment and the WW Moor

DM_US 46029553-1.065322.0122

AS Share Purchase Agreement (and any document relating to or entered into in connection with the WW Moor AS Share Purchase Agreement) (each a Transaction Document).
UK GAAP: all Statements of Standard Accounting Practice, Financial Reporting Standards and Urgent Issues Task Force Abstracts issued by the Accounting Standards Board, and mandatory as at the Effective Time.
Undetermined Claim: has the meaning given in paragraph 13.2 of Schedule 4 (Limitations).
VATA: the Value Added Tax Act 1994.
Warranted Period: the period starting on 25 July 2009 and ending immediately before Completion.
Warranties: the warranties referred to in Clause 3 and set out in Schedule 3 (Warranties).
WW Moor AS Share Purchase Agreement: the agreement dated on or around the date of this Deed pursuant to which WW Moor AS sold the C Ordinary Shares and Limited Participation Shares it owned in the share capital of the Company to HSBC Investment Bank Holdings plc.
WW Moor AS Tax Claim: a claim by the Purchaser under paragraph 2 of Schedule 7.

1.2	Headings in this Deed shall not affect its interpretation.

1.3	Unless otherwise specified or the context otherwise requires, in this Deed:

(a)
reference to clauses, Schedules or Appendices are references to clauses, schedules and appendices of this Deed and references to parts and paragraphs are to parts and paragraphs of the relevant Schedule;

(b)
a person shall be deemed to include references to all forms of legal entity, including a natural person, a body corporate, a partnership, an association, an organisation and a trust (in each case whether or not having a separate legal personality), but references to individuals shall be deemed to be references to natural persons only;

(c)	a company is a reference to a company within the meaning of section 1 of the Act;

(d)	a subsidiary or holding company is a reference to those terms within their respective meanings set out in section 1159 of the Act;

(e)	words denoting the singular shall include the plural and vice versa;

(f)	words denoting one gender shall include each gender and all genders;

(g)
reference to a statute or statutory instrument or accounting standard or regulations (where the context so admits and unless otherwise expressly provided) shall be construed as a reference to that statute or statutory instrument or accounting standard or regulations as amended, consolidated, extended or

DM_US 46029553-1.065322.0122

re-enacted from time to time (whether before or after the date of this Deed) except to the extent that any amendment or modification made after the date of this Deed would increase the liability of any party under this Deed;

(h)	reference to writing or written includes any methods of representing words in a legible form (other than writing on an electronic or visual display screen) or other writing in non-transitory form;

(i)	reference to party or parties is to a party or the parties to this Deed and includes their respective successors in title, estates and legal personal representatives;

(j)	the words include and including are to be construed as being by way of illustration or emphasis only and are not to be construed so as to limit the generality of any words preceding them;

(k)	the words other and otherwise are not to be construed as being limited by the words preceding them;

(l)
reference to a document is a reference to the document whether in paper or electronic form as amended, varied, supplemented or novated, in each case, other than in breach of the provisions of this Deed;

(m)	reference to a day (including within the expression Business Day) shall mean a period of twenty-four (24) hours running from midnight to midnight;

(n)	reference to the time of day is a reference to United Kingdom time;

(o)	references to £ or pounds sterling are references to the lawful currency for the time being of the United Kingdom;

(p)
any English legal term for any action, remedy, procedure, judicial proceeding, legal document, legal status or legal concept is, in respect of any jurisdiction other than England and Wales, deemed to include what most nearly approximates in that jurisdiction to the English legal term and any reference to an English statute shall be construed so as to include the equivalent or analogous laws of any other jurisdiction; and

(q)
a person shall be deemed connected with another if that person is connected with that other within the meaning of sections 1122 and 1123 of the Corporation Tax Act 2010 (other than sections 1122(4) and 1122(7)), except that no Management Warrantor shall be connected with the Purchaser or any Group Company, nor shall any Management Warrantor be connected with any other Management Warrantor (or a connected person of another Management Warrantor) by virtue of the transactions contemplated by this Deed or the Share Purchase Agreement or being a holder of Shares in the Company.

1.4
Words and expressions defined in the Act shall have the same meanings wherever used in this Deed, unless such words and expressions are expressly defined in this Deed or the context otherwise requires.

1.5	Unless expressly stated otherwise, all warranties, representations, agreements and obligations expressed to be given or entered into by more than one person are given or

DM_US 46029553-1.065322.0122

entered into severally (and thus not jointly or jointly and severally) by the persons concerned.

1.6
References to persons procuring the doing of any act, matter or thing are references to persons doing such act, matter or thing as far as they are legally able, including by exercising voting rights, appointing or removing Directors, passing resolutions, giving consents or approvals, executing documents or otherwise (and procure and procurement shall be construed accordingly).

2.	Consideration
In consideration of the Purchaser entering into the Share Purchase Agreement, the Management Warrantors have agreed to give the warranties, undertakings and covenants set out in this Deed.

3.	Warranties

3.1
Each of the Management Warrantors individually and severally (and thus not jointly or jointly and severally) warrants to, and for the benefit of, the Purchaser (and the Purchaser's successors in title) at the date of this Deed in the terms set out in Schedule 3 (Warranties). The Warranties shall not in any respect be extinguished or affected by Completion.

3.2
The Warranties shall be deemed to be repeated at Completion (and, accordingly, references to “the date of this Deed” in Schedule 3 (Warranties) shall be deemed to be references to “Completion”). The Management Warrantors shall only be required, however, to deliver the register which is referred to in the Warranty contained in paragraph 3.1 of Schedule 3 as at the Business Day immediately preceding the date of this Deed and not again as at the Business Day immediately preceding Completion.

3.3
Where a Warranty is expressly qualified by the knowledge, information, belief or awareness of the Management Warrantors, that Warranty is deemed to include a statement that such knowledge, information, belief or awareness (and for the purposes of paragraph 11.2 of Schedule 3 only, is deemed to include those facts matters and circumstances of which the Management Warrantors ought reasonably to be aware) has been acquired after reasonable enquiries by the Management Warrantors of each other and of Wolfgang Wandl.

3.4	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this Deed.

3.5	The Management Warrantors agree that any information supplied to them or their advisors in connection with the Warranties, the information Disclosed or otherwise by, or on behalf of:

(a)	any member of the Group; or

(b)	any of the employees, contractors, directors, agents or other representative of any member of the Group (Officers), shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of any Management Warrantor. Each of the Management Warrantors waives, in favour of the Purchaser and (as applicable) each of the Group

DM_US 46029553-1.065322.0122

Companies and each Officer, all and any claims which they might otherwise have against any of them in respect of such Warranties or the information in the Disclosure Letter. For the avoidance of doubt, the Company and any other member of the Group (acting by any director, officer and/or employee) may enforce the terms of this clause 3.5 in accordance with the Contracts (Rights of Third Parties) Act 1999.
3.6

3.6.1
All sums payable to the Purchaser under this Deed shall be paid without any rights of counterclaim or set-off and free and clear of all deductions or withholdings of any kind, save only as may be required by law. Should a deduction or withholding  in respect of Tax be required by law to be made  by any Management Warrantor from any such payment, the deduction or withholding in respect of Tax shall be made in the minimum amount required by law and that Management Warrantor (i) shall provide such evidence of the relevant deduction or withholding as the Purchaser may reasonably require and (ii) shall pay to the Purchaser such sum as will, after the deduction or withholding in respect of Tax has been made, leave the Purchaser with the same amount as the Purchaser would have received had no deduction or withholding been made.

3.6.2
If any sum payable by a Management Seller to the Purchaser under this Deed (a Payment) is subject to Tax in the hands of the Purchaser, that Management Seller shall pay such additional amount as shall ensure that the net amount received by the Purchaser shall be the amount that the Purchaser would have received if the Payment had not been subject to Tax.

3.6.3
If the Purchaser would, but for the availability of a Purchaser’s Relief (as defined in Schedule 5 (Tax)), incur a Tax liability falling within  Clause 3.6.2, it shall be deemed for the purposes of that  Clause to have incurred and paid that liability.

3.6.4
It is intended by the parties that any Payment will fall within section 13 ('Indemnity Payments') of HM Revenue and Customs’ Extra-Statutory Concession D33 (D33).  No Management Seller shall be liable to pay any additional amount under Clause 3.6.2 to the extent that such payment does not fall within D33 as a direct result of any voluntary act of the Purchaser (including any assignment of its rights under this Deed or the Share Purchase Agreement) following Completion.

3.7
The provisions of Schedule 4 (Limitations on Claims) and Schedule 5 (Tax) shall apply to limit the liability of the Management Warrantors under this Deed, save that the provisions of Schedule 4 (Limitations on Claims) and Schedule 5 (Tax) shall not apply in respect of any Claim against a Management Warrantor arising out of fraud on the part of that Management Warrantor.

3.8
The Warranties are qualified to the extent of those matters Disclosed in the Disclosure Letter or Disclosed in any of the Disclosure Documents. The Warranties are also qualified to the extent of any matters Disclosed in the Supplemental Disclosure Letter, save where such matter occurred prior to the date of this Deed.

3.9	In the case of a breach of any Tax Warranty contained in paragraph 18.1, 18.2, 18.5, 18.8 or 18.18 only of Schedule 5, the Management Warrantors shall (subject to the

DM_US 46029553-1.065322.0122

provisions of Clause 3.8 and Schedules 4 and 5) be liable to pay to the Purchaser (on a pound-for-pound basis) an amount equal to any payment of Tax for which a Group Company is liable and for which it would not have been liable had there been no such breach. The liability of the Management Warrantors in respect of all breaches of the other Warranties shall be calculated in accordance with paragraphs 1(b) and (c) of Schedule 4.

3.10
Any payment to be made under Clause 3.9 shall be made (i) within 15 Business Days from the date on which notice setting out the amount due is served on the Management Warrantors by the Purchaser or (ii), if later, on the date that is 15 Business Days before the last date on which the payment by the relevant Group Company of the relevant Tax may be made in order to avoid it incurring a liability to interest and penalties.

3.11
A reference in a Fundamental Warranty to "Management Warrantor", "Management Warrantors", "its", "it", "him" or "he" shall be deemed to be a reference only to the relevant Management Warrantor giving the relevant Fundamental Warranty and not to any other person.

3.12
William John Bayliss warrants to the Purchaser that, at the time of the acquisition by him of the Bayliss Shares and save for under the articles of association for the time being of the Company or the Shareholders’ Agreement, there were no arrangements between the Company and William John Bayliss in relation to the Bayliss Shares, nor were any such arrangements likely to come into existence, in either case that had the effect of enabling William John Bayliss (or any member of his family or household) to obtain an amount or total amount of money that was, or was likely to be, similar to the expense incurred in the provision of the Bayliss Shares.

3.13
Notwithstanding any other provision in this Deed, the warranty given by William John Bayliss in Clause 3.12 will not be qualified by any matters Disclosed in the Disclosure Letter or Disclosed in any of the Disclosure Documents, nor shall such warranty be qualified to any extent by any matters Disclosed in the Supplemental Disclosure Letter.

4.	Tax
The provisions of Schedule 5 (Tax) apply in this Deed.

5.	WW Moor AS

5.1	The provisions of Schedule 7 (Covenant by WW Moor AS) apply in this Deed with effect from Completion.

5.2
Wolfgang Wandl acknowledges and agrees with the Purchaser that he is the sole shareholder in WW Moor AS and, in that capacity, he shall procure the due and punctual performance of WW Moor AS's obligations under this Deed, (including, but not limited to, under the provisions of Schedule 7) including any payment obligation.

6.	Notice

6.1	A notice given under this Deed shall be:

(a)	in writing;

DM_US 46029553-1.065322.0122

(b)	in the English language; and

(c)
delivered personally or sent by post (and commercial courier if overseas) to the party due to receive the notice to the address set out in Clause 6.2 or to an alternative postal address or person specified by that party by not less than five (5) Business Days’ written notice to the other parties received before the notice was dispatched.

6.2	The postal addresses for service of notice are:

(c)	in the case of any Management Warrantor, to the address specified against his or its name in Schedule 1, with a copy to the Management Warrantors' Solicitors, FAO Roger Hart.

(d)	in the case of the Purchaser, to the address specified on page 1 of this Deed, with a copy to each of:

(1)	Actuant Corporation, N86 W12500 Westbrook Crossing, Menomonee Falls, Wisconsin 53051, United States of America, FAO Ted Wozniak.

(2)	Purchaser’s Solicitors, FAO Russell Van Praagh.

6.3	If a notice has been properly sent or delivered in accordance with this Clause 6, it shall be deemed to have been received as follows:

(a)	if delivered personally, at the time of delivery;

(b)	if sent by post, 48 hours after the time of posting; and

(c)	if delivered by commercial courier, at the time of signature of the courier’s delivery receipt.

6.4
If deemed receipt under Clause 6.3 is not within business hours (meaning 9.00am to 5.30pm Monday to Friday on a Relevant Day) it shall be deemed to have been served at 9.00am on the next Relevant Day. For the purposes of this Clause 6.4, a Relevant Day means a day other than a Saturday or a Sunday or a day which is a public holiday at the postal address of the receiving party and any reference to a time is a time at the postal address of the receiving party.

6.5	No notice shall be validly served under this Deed by any means save as set out in Clause 6.1(c).

7.	Third party rights

7.1	Any person to whom any rights of a party are validly assigned in accordance with Clause 9 may rely on and enforce such rights.

7.2
Unless expressly stated otherwise, a person who is not a party to this Deed shall not have any rights under or in connection with it by virtue of the Contracts (Rights of Third Parties) Act 1999 and no term is enforceable under the Contracts (Rights of Third Parties) Act 1999 by any such person.

DM_US 46029553-1.065322.0122

7.3
The right of the parties to terminate, rescind or agree any amendment, variation, waiver or settlement under this Deed is not subject to the consent of any person that is not a party to this Deed and, accordingly, section 2(1) of the Contracts (Rights of Third Parties) Act 1999 shall not apply.

8.	Entire agreement

8.1
This Deed and the other Transaction Documents, and any agreements or documents referred to in this Deed or any other Transaction Document or executed contemporaneously with this Deed or such other Transaction Document, constitute the whole agreement between the parties about the subject matter of this Deed and supersede all previous arrangements, understandings and agreements between them, whether oral or written, relating to such subject matter.

8.2
Each party acknowledges that, in entering into this Deed and the other Transaction Documents, it does not rely on, and shall have no remedy in respect of, any express or implied representation or warranty or undertaking (whether made innocently or negligently) that is not set out in this Deed or in any of the other Transaction Documents.

8.3	Nothing in Clauses 8.1 and 8.2 shall limit or exclude the liability of any party for fraud or fraudulent misrepresentation by him or it.

9.	Assignment

9.1
Subject to Clauses 9.2, 9.3 and 9.4, no person may assign, or grant any Encumbrance over or deal in any way with, any of its rights, benefits or obligations under this Deed or any other Transaction Document without the prior written consent of each other party.

9.2
The Purchaser may assign all or any of its rights and benefits under this Deed to any member of the Purchaser's Group (each a Permitted Assignee) provided that if such Permitted Assignee ceases to be member of the Purchaser’s Group, the Permitted Assignee shall assign the rights and benefits assigned to it by the Purchaser to the Purchaser or a member of the Purchaser's Group immediately prior to ceasing to be a member of the Purchaser's Group.

9.3
The Purchaser or any Permitted Assignee may assign all or any of its rights and benefits under this Deed to any incoming third party purchaser of all or part of the Business (including shares in any Group Company).

9.4	A Management Warrantor's liability under this Deed shall be no greater following an assignment than it would have been to the Purchaser had the Deed not been assigned.

10.	Bonus Agreements, Contracts of Employment and further assurance

10.1	On Completion:

10.1.1	each Management Warrantor (excluding WW Moor AS) and Wolfgang Wandl shall duly execute his respective Bonus Agreement and Contract of Employment and deliver the same to the Purchaser; and

10.1.2
the Purchaser shall procure that the Company shall duly execute each of the Bonus Agreements and Contract of Employments and deliver the same to the Management Warrantors (excluding WW Moor AS) and Wolfgang Wandl.

DM_US 46029553-1.065322.0122

10.2
Each party shall promptly execute and deliver all such documents, and do all such things, as the other party may from time to time reasonably require for the purpose of giving full effect to the provisions of this Deed.

11.	Costs
Except where this Deed provides otherwise, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Deed.

12.	Miscellaneous

12.1	The parties to this Deed are not in partnership with each other and there is no relationship of principal and agent between them.

12.2	A variation of this Deed shall be in writing and signed by or on behalf of all parties.

12.3	A waiver of any right under this Deed shall only be effective if it is in writing and shall apply only to the person to which the waiver is addressed and the circumstances for which it is given.

12.4	A person that waives a right in relation to one person, or takes or fails to take any action against that person, does not affect its rights against any other person.

12.5
No failure to exercise or delay in exercising any right or remedy provided under this Deed or by Applicable Law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

12.6	No single or partial exercise of any right or remedy under this Deed shall preclude or restrict the further exercise of any such right or remedy.

12.7	Unless specifically provided otherwise, rights and remedies arising under this Deed are cumulative and do not exclude rights and remedies provided by Applicable Law.

12.8	If any provision of this Deed (or part of a provision) is found by any Competent Authority to be invalid, unenforceable or illegal, the other provisions shall remain in force and unaffected.

12.9
If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted or modified, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

12.10	This Deed may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

12.11
This Deed (other than obligations that have already been fully performed) remains in full force notwithstanding Completion and the rights of each party in respect of this Deed and shall not be affected by Completion.

13.	Governing law and jurisdiction

13.1
This Deed and any disputes or claims arising out of or in connection with its subject matter or formation (including non-contractual disputes or claims) shall be governed by, and construed in accordance with, English law.

DM_US 46029553-1.065322.0122

13.2
The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Deed or its subject matter or formation (including non-contractual disputes or claims). The parties irrevocably submit to such jurisdiction and waive any objection to it on the ground of inconvenient forum or otherwise. No party shall oppose the recognition or enforcement of a judgment, order or decision of the courts of England and Wales in respect of any such dispute or claim by the courts of any state which, under the laws and rules applicable to that state, are competent or able to grant such recognition or enforcement.

This Deed has been entered into on the date stated at the beginning of it.

13.3

DM_US 46029553-1.065322.0122

SCHEDULE 1

PARTICULARS OF MANAGEMENT WARRANTORS

Name	Address
WW Moor AS	Melingsiden 34D 4056 Tananger Norway
James Gaskell	Millbank Farmhouse Maryculter Aberdeen AB12 5FT UK
William John Bayliss	7 Queen's Grove Aberdeen AB15 8HE UK
Adrian Bannister	5 Queen's Grove Aberdeen AB15 8HE UK
Anthony Alexander	38 Ashwood Grange Bridge of Don Aberdeen AB22 8XG
Christopher Chapman	Rosemount Milton of Arbuthnott Laurencekirk Aberdeenshire AB30 1PF
Christopher Forde	35A Beatrice Street Doubleview Western Australia 6018
Michael Main	2 Kirkton Road Westhill Aberdeen AB32 6LF

DM_US 46029553-1.065322.0122

SCHEDULE 2
COMPANY DETAILS
PART A – THE COMPANY

Name	Venice Topco Limited
Date of incorporation	June 3, 2009
Registered company number	6,923,445
Registered office	1 Park Row Leeds LS1 5AB UK
Directors	William John Bayliss Anthony David Bernbaum Richard John Cole Donald William Featherstone Michael James Kershaw Patrick Martin Sixsmith
Issued share capital	A Ordinary Shares: 3,983,000 B Ordinary Shares: 300,000 C Ordinary Shares: 557,000 Limited Participation Shares: 160,000 Deferred Shares: 9,409,219,923
Shareholders	See Schedule 1 of the Share Purchase Agreement
Charges
1. Security agreement (2010) – HSBC Investment Bank Holdings plc
2. Security agreement (2011) – HSBC Investment Bank Holdings plc
3. Bond and floating charge – HSBC Investment Bank Holdings plc
4. Debenture – DNB BANK ASA
5. Bond and floating charge – DNB BANK ASA

Accounting reference date	31 December

DM_US 46029553-1.065322.0122	17

PART B – THE SUBSIDIARIES

UK

Name	Venice Fundco Limited
Registered address	1 Park Row, Leeds, LS1 5AB
Issued share capital	1,170,000 Ordinary Shares
Shareholder(s)	Venice Topco Limited
Directors	(1) James Gaskell (2) William John Bayliss (3) Adrian Bannister (4) Chris Chapman

Name	Viking SeaTech People (UK) Limited
Registered address	1 Park Row, Leeds, LS1 5AB
Issued share capital	1 Ordinary Share
Shareholder(s)	Venice Fundco Limited
Directors	(1) James Gaskell (2) William John Bayliss (3) Chris Chapman

Name	Viking SeaTech Limited
Registered address	1 Albyn Terrace, Aberdeen, AB10 1YP
Issued share capital	800,000 A Ordinary Shares 200,000 B Ordinary Shares
Shareholder(s)	Venice Fundco Limited
Directors	(1) James Gaskell (2) Adrian Bannister (3) William John Bayliss (4) Mike Main

DM_US 46029553-1.065322.0122	18

Name	Viking Moorings Holdings Limited
Registered address	1 Park Row, Leeds, LS1 5AB
Issued share capital	125,000 Ordinary Shares
Shareholder(s)	Venice Fundco Limited
Directors	(1) James Gaskell (2) Adrian Bannister (3) William John Bayliss

Name	Viking Moorings Group Limited
Registered address	1 Park Row, Leeds, LS1 5AB
Issued share capital	260,000 Ordinary Shares
Shareholder(s)	Viking SeaTech Holdings Limited
Directors	(1) James Gaskell (2) Adrian Bannister (3) William John Bayliss

Norway

Name	Viking SeaTech Holdings AS
Registered address	Tangen 11, 4070 RANDABERG, Norway
Issued share capital	NOK 1 000 000 denominated on 1 000 000 shares each with a par value of NOK 1
Shareholder(s)	Venice Fundco Limited
Directors	(1) William John Bayliss (2) Wolfgang Wandl (3) James Richard Gaskell

Name	Viking SeaTech Group AS
Registered address	Tangen 11, 4070 RANDABERG, Norway
Issued share capital	NOK 2 800 000 denominated on 2 800 000 shares each with a par value of NOK 1
Shareholder(s)	Viking SeaTech Holdings AS
Directors	(1) William John Bayliss (2) Wolfgang Wandl

DM_US 46029553-1.065322.0122	19

Name	Viking SeaTech Norge AS
Registered address	Tangen 11, 4070 RANDABERG, Norway
Issued share capital	NOK 500 denominated on 500 shares each with a par value of NOK 1
Shareholder(s)	Viking SeaTech Group AS
Directors	(1) William John Bayliss (2) Wolfgang Wandl (3) James Richard Gaskell

Singapore

Name	Viking SeaTech Holdings (Singapore) Pte Limited
Registered address	80 Robinson Road, #02-00, Singapore 068898
Issued share capital	1 ordinary share
Shareholder(s)	Venice Fundco Limited
Directors	(1) William John Bayliss; (2) Adrian John Bannister; (3) Christopher Michael Forde; (4) Jamie Martin Scoringe; and (5) Eddie Teoh Siah Hai

Name	Viking SeaTech (Singapore) Pte Limited
Registered address	80 Robinson Road, #02-00, Singapore 068898
Issued share capital	1 ordinary share
Shareholder(s)	Viking SeaTech Holdings (Singapore) Pte. Limited
Directors	(1) William John Bayliss; (2) Adrian John Bannister; (3) Christopher Michael Forde; (4) Jamie Martin Scoringe; and (5) Eddie Teoh Siah Hai

DM_US 46029553-1.065322.0122	20

Name	Viking SeaTech People (Singapore) Pte Limited
Registered address	80 Robinson Road, #02-00, Singapore 068898
Issued share capital	1 ordinary share
Shareholder(s)	Viking SeaTech Holdings (Singapore) Pte. Limited
Directors	(1) William John Bayliss; (2) James Richard Gaskell; (3) Adrian John Bannister; (4) Christopher Michael Forde; (5) Jamie Martin Scoringe; and (6) Gabriel Soh Lee Swee

Australia

Name	Viking SeaTech (Australia) Pty Limited
Registered address	M Squaered & Associates Pty Ltd, 40 Churchill Avenue, Subiaco Western Australia 6008
Issued share capital	1 Ordinary Share (Issued)
Shareholder(s)	Viking Moorings Ltd (of Peterseat Drive, Peterseat Park Altens, Aberdeen AB123HT, United Kingdom)
Directors	(1) William John Bayliss; (2) Adrian Bannister; (3) Christopher Michael Forde; and (4) Jamie Martin Scoringe

Other

Name	PT Viking SeaTech Indonesia
Registered address	Gedung Sovereign Plaza, 21st Fl., Jl. TB Simatupang Kav. 36, RT.002/02, Sub district of Cilandak Barat, District of Cilandak, Jakarta Selatan, Indonesia
Issued share capital	261,250 Class A Shares 13,750 Class B Shares
Shareholder(s)	Venice Fundco Limited : 261,250 Class A Shares Mr. Jose Dima Satria: 13,750 Class B Shares
Director(s)	Christopher Michael Forde

SCHEDULE 3

WARRANTIES

DM_US 46029553-1.065322.0122	21

1.	Financial matters

1.1	The accounting reference date of each Group Company is and has at all times during the last five years been 31 December.

1.2	Since 31 December 2012:

(a)	the Group's business has been carried on in its ordinary course and in substantially the same manner as immediately before 31 December 2012;

(b)	no loan or loan capital has been repaid by any Group Company in whole or in part or has become liable to be so repaid; and

(c)	no Group Company has declared, paid or made any dividend or other distribution.

1.3	Full details of all:

(a)	overdraft, loan and other financial facilities available to the Group; and

(b)
agreements or arrangements for hire in or rent in by any Group Company, hire-purchase by any Group Company or conditional sale to or purchase by any Group Company by way of credit or instalment payment to which any Group Company is a party (each a Lease Agreement), save for Small Lease Agreements,

(including any Encumbrance relating to such facilities, agreements or arrangements) and copies of all documents relating to such facilities, agreements or arrangements are contained in the Disclosure Documents.
In this schedule, a Small Lease Agreement is any agreement or arrangement for hire in or rent in by any Group Company, hire-purchase by any Group Company or conditional sale to or purchase by any Group Company by way of credit or instalment payment to which any Group Company is a party where the annual payments by the relevant Group Company thereunder do not exceed £50,000.

2.	The Business, trading and disposals

2.1	There is no agreement to which any Group Company is party which significantly restricts the fields in which it may carry on its business.

2.2	Save in the normal course of its business, no Group Company is party to any confidentiality or secrecy agreement or undertaking which may restrict its use or disclosure of any information.

2.3	No substantial part of the Business is carried on under the agreement or consent of a third party.

2.4	No Group Company is party to any agreement which:

(a)	is not on arm's length terms;

(b)	is outside the ordinary course of the Group Company's business;

DM_US 46029553-1.065322.0122	22

(c)	imposes any commitment on the Group Company to obtain or supply goods or services exclusively from or to any person;

(d)	contains any commitment for the supply or purchase of goods or services where the supply, purchase or delivery may take place more than 12 months after the time of fixing of the price;

(e)	is incapable of termination by the Group Company in accordance with its terms on no more than 12 months' notice; or

(f)	gives the other party an option to acquire or dispose of any asset or requires the Group Company to do so.

3.	Assets

3.1
The Group keeps a register of the fixed assets owned and used by it in the Business which is up-to-date as at the Business Day immediately preceding the date of this Deed (Fixed Assets), and a copy of that register is contained in the Disclosure Documents.

3.2
Save for assets held under Lease Agreements or Small Lease Agreements or subject to Permitted Security Interests, the Fixed Assets are the property of the Group free from any Encumbrance. In this paragraph, Permitted Security Interest means:

(a)
any unpaid vendor's or supplier's lien arising in the ordinary course of the Business in order to secure amounts which are due to be paid by the relevant Group Company for goods or services sold or supplied (but, for the avoidance of doubt, are not overdue amounts); and

(b)	liens arising by operation of law, including a banker's lien.

3.3
All assets necessary for the operation or conduct of the businesses of the Group Companies are, in the aggregate, in adequate operating condition and repair, normal wear and tear excepted, other than machinery and equipment which as at the date of this Deed:

(g)	is under repair or out of service in the ordinary course of business and is not, in the aggregate, material to the Business;

(h)	is out on hire to a customer; or

(i)	has been returned to the relevant Group Company from hire to a customer, but in respect of which an inspection has not yet been completed by or on behalf of the Group.

3.4	No material fixed assets included in the Accounts have been disposed of by any Group Company since 1 January 2013 otherwise than in the ordinary course of business.

4.	Directors and employees

4.1	There is a schedule contained in the Disclosure Documents showing the following information in relation to each Key Employee:

DM_US 46029553-1.065322.0122	23

(c)	name of employee;

(d)	date of birth;

(e)	job description;

(f)	emoluments (including any bonus or commission arrangements and any non-cash benefits);

(g)	date of commencement of employment or of any previous employment with which such employment is continuous;

(h)	notice period required to be given by the employer Group Company and the employee;

(i)	whether or not a member of any of the Pension Schemes;

(j)	(other than a Key Employee who is employed in Norway) whether or not a member of a trade union; and

(k)	date of last increase in salary.

4.2	Copies of a representative sample of the contracts of employment between each relevant Group Company and each of its employees is contained in the Disclosure Documents.

4.3
A copy of any consultancy agreement is contained in the Disclosure Documents. In this paragraph, consultancy agreement means an agreement entered into between any Group Company and an independent contractor either in his or her own individual name or via his or her service company pursuant to which he or she is engaged to provide specific services to the Group Company.

4.4	Since 31 December 2012, no material change has been made by any Group Company to the terms of employment of any of its directors or any Key Employee.

4.5	Since 31 December 2012, no director of any Group Company or Key Employee has given notice terminating his contract of employment or is under notice of dismissal.

4.6	No amount due to or in respect of any employee or former employee is in arrear and unpaid other than his salary for the month current and in respect of the reimbursement of expenses.

4.7
No Group Company is involved in any material dispute with any of its directors or Key Employees, and so far as the Management Warrantors are aware, there are no present circumstances (excluding Completion) which are likely to give rise to any such dispute.

4.8
There is no existing, and no Group Company has received notice or is otherwise on notice of, any dispute between any Group Company and any material number or category of its employees or any trade union or other organisation formed for a similar purpose.

4.9	There is no collective bargaining agreement or other arrangement (whether binding or not) between any Group Company and any trade union or other body representing its employees.

DM_US 46029553-1.065322.0122	24

4.10	No Group Company has or is proposing to introduce any share incentive scheme, share option scheme or profit sharing bonus or other incentive scheme for any director, officer or employee.

5.	Pension arrangements
Save in relation to the Pension Schemes, there is not and has not been in operation, and no proposal has been announced to enter into or establish, any agreement, arrangement, custom or practice (whether enforceable or not) for the provision of Relevant Benefits or sickness or disability benefits for any person to which any Group Company is, has been or will be a party and no Group Company has contributed, and is not and will not become under any obligation to contribute, to any such agreement, arrangement, custom or practice and no Group Company has provided such benefits on a voluntary basis.
In this paragraph, Relevant Benefits means any pension (including an annuity), lump sum, gratuity or other like benefit given or to be given on retirement or on death, or by virtue of a pension sharing order or provision, or in anticipation of retirement, or, in connection with past service, after retirement or death, or to be given on or in anticipation of or in connection with any change in the nature of the service of the employee in question.

6.	Information technology

6.1
The Group does not use any computer software other than standard off-the-shelf packages generally available to the public (Standard Software), and no Standard Software used by the Group has been materially modified.

6.2	A Group Company possesses all necessary licences with respect to its use of Standard Software and no material licence terms have been breached by any Group Company.
6.3

(a)
So far as the Management Warrantors are aware, each Group Company has complied in all material respects with the Data Protection Act 1998 and the Privacy and Electronic Communications (EC Directive) Regulations 2003 (together, the Data Protection Laws).

(b)	No Group Company has received a notice or allegation from any relevant data protection supervisory authority, a data subject or other individual alleging non-compliance with the Data Protection Laws.

7.	Intellectual property
In this paragraph 7:
Company IPR means all Intellectual Property set out in Schedule 6 (Intellectual Property).
Intellectual Property means patents, registered designs, trade marks and service marks (whether registered or not and including applications for any of the foregoing), copyright, design right, trading names, rights in and to confidential information and know-how rights in and to databases.

DM_US 46029553-1.065322.0122	25

7.1	The Company IPR is in full force and effect and not subject to any application for cancellation, amendment, licence of right or compulsory licence.

7.2
No item of Company IPR is the subject of a claim or opposition from any person as to title, validity, enforceability or entitlement and no Group Company has received notice or is otherwise on notice of litigation or other proceedings (whether legal or administrative) which involve any of the Company IPR or, so far as the Management Warrantors are aware, any circumstances likely to give rise to any such proceedings.

7.3
All application, renewal and other official statutory and regulatory fees rendered to and received by any Group Company before the date of this Deed relating to the administration of the Company IPR or for the protection or enforcement of the Company IPR have been duly paid and all reasonable and prudent steps have been taken for their maintenance and protection.

7.4	Since 31 December 2012, no Group Company has sold or otherwise disposed of any Intellectual Property owned or used by the Group.

7.5	So far as the Management Warrantors are aware, no Group Company has infringed the Intellectual Property of any other person and no Group Company has received written notice of any such infringement.

7.6
There is, and within the past 12 months there has been, no actual or, so far as the Management Warrantors are aware, threatened infringement (including misuse of confidential information) or, so far as the Management Warrantors are aware, any event likely to constitute an infringement or breach by any third party of any of the Company IPR.

7.7	No Group Company has granted, or is obliged to grant, to any person any licence of any Intellectual Property owned by it or licensed to it.

8.	Property matters and interests in land

8.1
The Group Company does not own, nor is it in occupation of nor is it entitled to any estate or interest in, any freehold or leasehold property other than the Properties. No Group Company is party to any uncompleted agreement to acquire or to dispose of any freehold or leasehold property.

8.2	The title deeds to the Properties are in a Group Company's possession.

8.3	Except in relation to the Properties, no Group Company has any liability (whether actual or contingent) in relation to any leasehold or freehold property.

8.4
In the case of a Property in which a Group Company has a leasehold interest, the Group Company has, subject to the terms of the relevant lease or applicable law, good and marketable title to the tenant's interest in that Property without exception or reservation.

8.5
All outgoings payable by a Group Company under the terms documenting its occupancy of the Properties have been paid to date, including rent, service charge and insurance and no written notice of any alleged breach or non-observance of any of the terms of any such occupancy document has been received by any Group Company and, so far as the Management Warrantors

DM_US 46029553-1.065322.0122	26

are aware, there are no changes to rent (or similar payments) in the course of being determined or exercisable by the landlord from a date before the date of this Deed.

9.	Litigation, disputes and investigations

9.1
Apart from (if relevant) the collection of debts in the ordinary course of the Business (involving debts of not more than £10,000 in any individual case or £100,000 across the Group in aggregate), no Group Company is engaged in any capacity in any litigation, arbitration, prosecution or other legal proceedings or alternative dispute resolution or in any proceedings or hearings before any Authority; no such matters are, so far as the Management Warrantors are aware, pending or threatened.

9.2	There is no outstanding judgment, order, decree, arbitral or mediation award or decision of any court, tribunal, arbitrator or Authority against any Group Company.

10.	Insurance

10.1
Particulars of all insurance policies maintained by the Group Company immediately before the date of this Deed or in respect of which it has an insured interest immediately before the date of this Deed (Policies) are contained in the Disclosure Letter.

10.2	All premiums due from the Group Companies in respect of the Policies have been paid.

10.3	No single claim exceeding £50,000 is outstanding either by the insurer or the insured under any of the Policies.

10.4	Details of all material claims made by any Group Company under any insurance policy in the last two years are set out in the Disclosure Letter.

11.	Compliance and regulatory

11.1
So far as the Management Warrantors are aware, each Group Company has conducted its business in accordance with the requirements of all Applicable Laws (including, without limitation, Competition Laws) and has not been and is not being investigated for any alleged non-compliance with or infringement of such Applicable Laws (including, without limitation, Competition Laws).

11.2
So far as the Management Warrantors are aware, each Group Company has conducted its business, in all material respects, in accordance with the requirements of all Applicable Laws (including, without limitation, Competition Laws).

11.3
No Group Company is subject to any prohibition, order, condition, undertaking, assurance or similar measure or obligation imposed by or under any Applicable Law (including, without limitation, Competition Law).

11.4

(a)
The Group has obtained all material authorities, permits, licences and consents required for or in connection with the carrying on of the Business in the places and in the manner in which the Business is now carried on including without limitation in relation to environmental matters;

DM_US 46029553-1.065322.0122	27

(b)	such authorities are in full force; and

(c)	so far as the Management Warrantors are aware, there are no circumstances which indicate that any such authorities will be revoked or not renewed.

11.5
All registers and minute books required by law to be kept by each Group Company have, in all material respects, been properly written up and the Group Company has not received any written application or request for rectification of its statutory registers or any notice or allegation that any of them is incorrect.

11.6
No Group Company has received written notice that it is in violation of, or in default with respect to, any statute or regulation, order, decree or judgment of any court or any governmental agency of the jurisdiction in which it is incorporated which could have a material adverse effect upon its business.

12.	Constitutional

12.1	The Company is a private company limited by shares duly incorporated in England and Wales.

12.2	The Shares constitute the entire issued share capital of Venice Topco Limited.

12.3	The information in Schedule 2 (Company Details) is accurate in all material respects.

12.4	Save as disclosed in Schedule 2 (Company Details), no Group Company has any:

(a)	interest in the share capital of, or other investment in, any body corporate;

(b)	interest in any partnership, joint venture, consortium or other unincorporated association or arrangement for sharing profit or losses; or

(c)	branch, agency, place of business or permanent establishment outside the United Kingdom or substantial assets outside the United Kingdom.

12.5	No share or loan capital of any Group Company is now under option or is agreed or resolved conditionally or unconditionally to be created or issued or put under option.

13.	Accounts receivable
All accounts receivable are properly reflected on the books and records of the Group Companies, and are not subject to any set-offs or counterclaims or disputes and, so far as the Management Warrantors are aware, are collectible in the ordinary course of business using normal collection practices.

14.	Environmental matters

14.1
None of the Group Companies has received any written notice alleging any violation of, non-compliance with, liability pursuant to or potential responsibility for remediation pursuant to any environmental laws, which matter remains unresolved and so far as the Management Warrantors are aware no such notice is threatened in writing.

DM_US 46029553-1.065322.0122	28

14.2
No hazardous material has been transported, stored, treated or disposed of by the Group Companies, except as would not reasonably be expected to result in an environmental liability of a Group Company.

14.3
So far as the Management Warrantors are aware and except as in compliance with environmental laws and regulations, there has been no disposal or release by or at the direction of any Group Company of any hazardous materials.

14.4	No Group Company has entered into, agreed to, or is subject to any order under any environmental laws.

15.	Product warranty and liability

15.1	Except as is implied by statute, no Group Company is responsible for any express or implied warranties or indemnities in connection with the sale or distribution of any products or services.

15.2
Except to the extent reserved against in the Accounts, no Group Company has received any written notifications of any claims arising out of any injury to any person or property with respect to the ownership, possession or use of any product manufactured, sold, distributed, leased or delivered by a Group Company prior to the date of this Deed not fully covered by insurance and, so far as the Management Warrantors are aware, there are no circumstances in existence which are reasonably likely to give rise to such a claim.

15.3	The Disclosure Documents contain the standard terms and conditions of sale used by the Group.

16.	Undisclosed liabilities
So far as the Management Warrantors are aware, there is no liability, debt or obligation of or claim against any Group Company required by UK GAAP to be set forth on a balance sheet or income statement or in the footnotes to a financial statement prepared in accordance with UK GAAP, except for liabilities and obligations (a) reflected or reserved for in the Accounts or disclosed in the notes thereto, (b) that have arisen since the Accounts Date in the ordinary course of the operation of the business of the Group or (c) disclosed in the Disclosure Letter.

17.	Brokers
So far as the Management Warrantors are aware, no one is entitled to receive from any Group Company any finder's fee, brokerage or commission or other benefit in connection with the sale of the Shares

18.	Tax Warranties

18.1
All notices, returns (including any stamp duty land tax land transaction returns), reports, accounts, computations, statements, assessments, claims, disclaimers, elections and registrations and any other necessary information which are required by law to have been submitted by the Company or any Subsidiary to any Tax Authority for the purposes of Taxation in the Warranted Period have been submitted within applicable time limits and were accurate and complete in all material respects. None of the above is the subject of any material dispute with any Tax Authority.

DM_US 46029553-1.065322.0122	29

18.2
All Taxation (whether of the UK or elsewhere), for which the Company or any Subsidiary has been or become liable within the Warranted Period, has been duly paid (insofar as such Taxation has fallen due) by the due dates and no penalties, fines, surcharges or interest have been incurred.

18.3	The Company and each Subsidiary maintains materially complete and accurate records, invoices and other information in relation to Taxation, that meet all legal requirements.

18.4
The Disclosure Letter discloses whether or not the Company or any Subsidiary is a large company within the meaning of regulation 3 of the Corporation Tax (Instalment Payment) Regulations 1998 (SI 1998/3175).

18.5
All amounts in respect of Taxation (including where applicable national insurance contributions) deductible within the Warranted Period under the PAYE system, the Construction Industry Scheme and/or any other Taxation Statute have, so far as is required by law to be deducted, been deducted from all payments made (or treated as made) by the Company or any Subsidiary. All such deducted amounts due to be paid to the relevant Tax Authority on or before the date of this agreement and within the Warranted Period have been so paid.

18.6
The Disclosure Letter contains details of any payments or loans made to, any assets made available or transferred to, or any assets earmarked, in each case, within the Warranted Period, however informally, for the benefit of, any employee or former employee (or any associate of such employee or former employee) of the Company or any Subsidiary by an employee benefit trust or another third party, and which fall within the provisions of Part 7A to ITEPA 2003.

18.7
The Disclosure Letter contains details of all concessions, agreements and arrangements of which the Management Warrantors are aware that the Company of any Subsidiary has entered into in the Warranted Period with a Tax Authority.

18.8
Neither the Company nor any Subsidiary has, in the Warranted Period, become liable to make to any person (including any Tax Authority) any payment in respect of any liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person (other than the Company or any Subsidiary).

18.9	So far as the Management Warrantors are aware, the Accounts provide for Taxation of the Company and its Subsidiaries in accordance with UK GAAP.
Distributions and other payments

18.10
No distribution or deemed distribution, within the meaning of section 1000 or sections 1022-1027 of CTA 2010, has been made (or will be deemed to have been made) within the Warranted Period, by the Company or any Subsidiary, except dividends shown in their statutory accounts, and neither the Company nor any Subsidiary is bound to make any such distribution.

18.11	Neither the Company nor any Subsidiary has, within the Warranted Period, been engaged in, nor been a party to, any of the transactions set out in Chapter 5 of Part 23 of CTA 2010 (demergers).
Loan relationships

18.12	All financing costs, including interest, discounts and premiums payable by the Company or any Subsidiary in respect of its loan relationships within the meaning of Chapter 8 of Part 5 of CTA

DM_US 46029553-1.065322.0122	30

2009 are eligible to be brought into account by the Company or the Subsidiaries as a debit for the purposes of Part 5 of CTA 2009 at the time and to the extent that such debits are recognised in the statutory accounts of the Company or the Subsidiaries.
Close companies

18.13
Any loans or advances made, or agreed to be made in the Warranted Period, by the Company or any Subsidiary within sections 455, 459 and 460 of CTA 2010 have been disclosed in the Disclosure Letter. Neither the Company nor any Subsidiary has, in the Warranted Period, released or written off, or agreed to release or write off, the whole or any part of any such loans or advances.

Groups of companies

18.14	Neither the Company nor any Subsidiary has, in the Warranted Period, been party to any arrangements pursuant to sections 59F-G of TMA 1970 (group payment arrangements).
Company residence and overseas interests

18.15
The Company and the Subsidiaries have, throughout the Warranted Period, been resident in the UK for corporation tax purposes and have not, at any time in that period, been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements.

18.16
Neither the Company nor any Subsidiary holds, or within the Warranted Period has held, shares in a company which is not resident in the UK, a material interest in an offshore fund, or a permanent establishment outside the UK.

Transfer pricing

18.17
All transactions and arrangements made by the Company or any Subsidiary in the Warranted Period have been made on arms length terms and the processes by which prices and terms have been arrived at have in each case been documented to the extent required by law. No notice, enquiry or adjustment has been made by any Tax Authority in connection with any such transactions or arrangements.

Anti-avoidance

18.18
So far as the Management Warrantors are aware, neither the Company nor any Subsidiary has been involved, during the Warranted Period, in any transaction or series of transactions the main purpose, or one of the main purposes of which was the avoidance of tax or any transaction that produced a tax loss with no corresponding commercial loss.

Inheritance tax

18.19
No asset owned by the Company or any Subsidiary, nor the Shares, is subject to any Inland Revenue charge as mentioned in sections 237 and 238 of IHTA 1984 or is liable to be subject to any sale, mortgage or charge by virtue of section 212(1) of IHTA 1984.

DM_US 46029553-1.065322.0122	31

Value added tax

18.20
The Company and the Subsidiaries which are required to be registered under VATA are so registered for the purposes of VAT as members of the same group of companies for the purposes of section 43 VATA 1994 with quarterly prescribed accounting periods.

18.21
All supplies made by the Company or any Subsidiary are taxable supplies. Neither the Company nor any Subsidiary has been, in the Warranted Period, denied full credit for all input tax paid or suffered by it.

Stamp duty, stamp duty land tax and stamp duty reserve tax

18.22
Any document that may be necessary in proving the title of the Company or any Subsidiary to any asset which is owned by the Company or any Subsidiary at Completion, and which is required to have been stamped for such purpose has been duly stamped for stamp duty purposes. No such documents which are outside the UK would attract stamp duty if they were brought into the UK.

18.23
So far as the Management Warrantors are aware, neither entering into this agreement nor Completion will result in the withdrawal of any stamp duty or stamp duty land tax relief granted on or before Completion which will affect the Company or any Subsidiary.

Construction industry sub-contractors' scheme

18.24	Neither the Company nor any Subsidiary is required by law to register as a Contractor under the provisions of section 59 of the Finance Act 2004.

19.	Fundamental Warranties

19.1
The Shares (if any) set out in schedule 1 to the Share Purchase Agreement against his or its name are, as at the date of this Deed, and will at Completion be, legally and beneficially owned by him or it.

19.2
There is, as at the date of this Deed, and will at Completion be, no Encumbrance on, over or affecting any of the Shares (if any) owned by such Management Warrantor, and no person has, before the date of this Deed, claimed, or will, at Completion, be entitled to, any such Encumbrance.

19.3
It or he has the power, capacity and authority to execute and deliver this Deed and each of the other Transaction Documents to which it or he is or will be a party and to perform its or his obligations under each of them and has taken all action necessary to authorise such execution and delivery and the performance of such obligations.

19.4
This Deed constitutes legal, valid and binding obligations on it or him in accordance with its terms. Each of the other Transaction Documents to which it or he is or will be a party will, when executed, constitute legal, valid and binding obligations on it or him in accordance with its terms.

19.5
The entry by it or him into this Deed and, as applicable, into each of the other Transaction Documents to which it or he is or will be a party and the performance by it or him of its or his obligations under this Deed and each other Transaction Document does not and will not:

DM_US 46029553-1.065322.0122	32

(a)    conflict with or constitute a default under any provision of:

(i)	any agreement or instrument to which it, he or any person connected with it or him is a party; or

(ii)	the constitutional documents of it or any person connected with it or him; or

(iii)
any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it, he or any person connected with it or him is bound; or

(b)	result in the creation or imposition of any Encumbrance on any of the Shares owned by it or him.

SCHEDULE 4

LIMITATIONS ON CLAIMS

1.	Acknowledgement
The Purchaser:

(c)
admits and acknowledges that it has not entered into this Deed in reliance upon any warranties, representations, covenants, undertakings, indemnities or other statements whatsoever other than those expressly set out in this Deed and the Share Purchase Agreement, and the Purchaser acknowledges that the Management Warrantors have not given any other such warranties, representations, covenants, undertakings, indemnities, or other statements and that no claim for any such matters may be brought against the Management Warrantors or any of them;

(d)
agrees that (save for any WW Moor AS Tax Claim and save as expressly stated in Clause 3.9 of this Deed) damages payable by any Management Warrantor in respect of a Claim shall be calculated on a contractual basis and calculation of damages on a tortious or any other basis is hereby excluded; and

(e)
agrees that (save as expressly stated otherwise (including, without limitation, any WW Moor AS Tax Claim and as stated in Clause 3.9 of this Deed)) the remedies or relief to which the Purchaser is entitled in respect of any Claim shall only be damages for breach of contract and/or an injunction against continuing or anticipated breach, and those for any tortious act of any Management Warrantor, including misrepresentation, negligence, other breach of duty or on any other basis, are hereby excluded.

2.	Initial notice and conduct of Claims
If the Purchaser becomes aware of a fact, matter or circumstance which may give rise to a Claim (excluding any WW Moor AS Tax Claim or Tax Warranty Claim):

DM_US 46029553-1.065322.0122	33

(j)
the Purchaser shall give notice to the Management Warrantors specifying that fact, matter or circumstance in reasonable detail (including the Purchaser's estimate, on a without prejudice basis, of the amount of such claim) as soon as reasonably practicable after it becomes aware of such fact, matter or circumstance;

(k)
the Purchaser shall (or shall procure that the Company or any other Group Company concerned shall) provide to the Management Warrantors and their advisers reasonable access to premises and personnel and to relevant assets, documents and records within the Group Companies;

(l)	the relevant person or persons may take copies of the documents or records, and photograph the premises or assets, referred to in paragraph 2(b) of this schedule at its expense; and

(m)
where the fact, matter or circumstances which may give rise to such claim is, or may involve, a claim or potential claim by a third party against the Purchaser or any Group Company (a Third Party Claim), then the Management Warrantors, upon written indemnification of the Purchaser’s Group in respect of all costs and expenses arising as a result of such conduct, shall have conduct of such claim and the Purchaser shall (and shall procure that the Group Company concerned shall) take all such action and give all such information and assistance in connection with the affairs of the Purchaser or the Group Company concerned as the Management Warrantors may reasonably request in writing to negotiate, avoid, dispute, resist, mitigate, compromise, defend or appeal against that Third Party Claim. PROVIDED THAT nothing in this paragraph 2(d) shall require the Purchaser or any other member of the Purchaser’s Group to take or refrain from taking any action which it reasonably considers would materially and adversely affect the goodwill or bona fide commercial interests of the Purchaser's Group.

3.	Time limit for notice

3.5	The Management Warrantors shall not be liable in respect of any Commercial Warranty Claim or Tax Warranty Claim unless written notice of it is given by the Purchaser:

(a)	in the case of a Commercial Warranty Claim, to the Management Warrantors by no later than 31 December 2014 and in accordance with paragraph 2 of this Schedule; and

(b)	in the case of a Tax Warranty Claim, to the Management Warrantors by no later than the fourth anniversary of the Completion Date.

3.6	WW Moor AS shall not be liable in respect of any WW Moor AS Tax Claim unless written notice of it is given by the Purchaser to WW Moor AS by no later than 1 January 2024.

3.7
William John Bayliss shall not be liable in respect of any Bayliss Warranty Claim unless written notice of it is given by the Purchaser to William John Bayliss by no later than the second anniversary of the Completion Date.

4.	Time limit for commencing a Commercial Warranty Claim

DM_US 46029553-1.065322.0122	34

The liability of the Management Warrantors in respect of any Commercial Warranty Claim shall terminate unless legal proceedings in connection with such claim are commenced within six months after the date on which the Purchaser gives notice of that claim in accordance with paragraph 3 of this Schedule.

5.	Financial limits

(n)	No amount shall be payable by any Management Warrantor in respect of any Commercial Warranty Claim unless:

(i)
the amount of the aggregate cumulative liability of the Management Warrantors in respect of such Commercial Warranty Claim exceeds £15,000 (such Commercial Warranty Claim being an Eligible Commercial Warranty Claim); and

(ii)
the aggregate cumulative liability of the Management Warrantors in respect of all Eligible Commercial Warranty Claims exceeds £150,000 (in which event the Management Warrantors shall be liable for the whole of such liability and not merely for the excess).

(o)
No amount shall be payable by any Management Warrantor in respect of any Tax Warranty Claim unless the amount of the aggregate cumulative liability of the Management Warrantors in respect of such Tax Warranty Claim exceeds £15,000.

(p)
The maximum aggregate liability of a Management Warrantor in respect of all Commercial Warranty Claims and Tax Warranty Claims (and, in the case of William John Bayliss, Bayliss Warranty Claims) shall be limited to the amount stated opposite his or its name below:

(i)	William John Bayliss £268,000, less the amount of any Bayliss Deduction;

(ii)	WW Moor AS £203,000;

(iii)	James Gaskell £116,000;

(iv)	Adrian Bannister £49,000;

(v)	Anthony Alexander £24,000;

(vi)	Christopher Chapman £26,000;

(vii)	Christopher Forde £48,000; and

(viii)	Michael Main £16,000.

(q)
The maximum aggregate liability of a Management Warrantor in respect of all Fundamental Warranty Claims and Share Purchase Agreement Title Claims shall be limited to 100% of the Consideration which is actually received by him or it. The

DM_US 46029553-1.065322.0122	35

maximum aggregate liability of WW Moor AS in respect of all WW Moor AS Tax Claims shall be limited to £200,000.

(r)
Paragraphs 5(c) and (d) above are not to be aggregated. Notwithstanding the provisions of those paragraphs, the maximum aggregate liability of a Management Warrantor in respect of all Claims shall not in any circumstances exceed 100% of the Consideration which is actually received by him or it.

(s)
The liability of a Management Warrantor in respect of a Commercial Warranty Claim or a Tax Warranty Claim shall be limited to that Management Warrantor's proportion of the amount of that Commercial Warranty Claim or Tax Warranty Claim. In this paragraph, the Management Warrantors' respective proportions of any Commercial Warranty Claim or Tax Warranty Claim shall be the respective amounts set out opposite their names below:

(ii)	William John Bayliss 35.7%;

(iii)	WW Moor AS 27.1%;

(iv)	James Gaskell 15.4%;

(v)	Adrian Bannister 6.5%;

(vi)	Anthony Alexander 3.2%;

(vii)	Christopher Chapman 3.5%;

(viii)	Christopher Forde 6.4%; and

(ix)	Michael Main 2.2%.

6.	Limitations

6.4	No Commercial Warranty Claim shall be admissible and the Management Warrantors shall not be liable in respect of any Commercial Warranty Claim:

(a)
to the extent that such claim has been or is made good or is otherwise compensated for to the Purchaser (otherwise than by the Purchaser), less any cost to the Purchaser in obtaining such compensation;

(b)
notwithstanding the provisions of paragraph 9 (Claims against third parties and recovery), to the extent that the matter to which it relates is actually recovered by the Purchaser or any member of the Purchaser's Group from insurers;

(c)
to the extent that specific provision has been made in respect of the matter giving rise to such claim in the Accounts, the Management Accounts or in the Final Completion Statement (as defined in, and which is agreed, deemed agreed or determined in accordance with, the Share Purchase Agreement);

DM_US 46029553-1.065322.0122	36

(d)	to the extent such claim arises from or is increased as a result of any legislation or other binding regulatory provision not in force at Completion which takes retrospective effect; or

(e)
to the extent that such liability occurs, arises or is increased as a result of, or is otherwise attributable to, any voluntary or discretionary act, transaction or omission of (i) the Purchaser or any other member of the Purchaser's Group or their respective directors, employees or agents or (ii) any Group Company (to the extent directed by the Purchaser or any other member of the Purchaser’s Group or their respective directors, employees or agents), in each case on or after Completion.

7.	Payment of damages
Any payment made by a Management Warrantor in respect of a Claim shall, to the maximum extent possible, be deemed to be a reduction in the Consideration.

8.	Mitigation
The Purchaser shall take all reasonable steps to mitigate any loss or damage which it may suffer as a consequence of any fact, matter or circumstance which may give rise to a Claim (excluding a WW Moor AS Tax Claim and a claim under or in respect of the Tax Warranties which are contained in paragraphs 18.1, 18.2, 18.5, 18.8 and 18.18 of Schedule 5).

9.	Claims against third parties and recovery
Where any member of the Purchaser's Group or any Group Company is entitled to recover from any person any amount in respect of any fact, matter or circumstance which is likely to give rise to a Commercial Warranty Claim, the Purchaser shall, or shall procure that the relevant other member of the Purchaser's Group or Group Company shall, use all reasonable endeavours to recover that amount. The Purchaser shall keep the Management Warrantors informed of the conduct of such recovery. Any amount so recovered by the Purchaser or any other member of the Purchaser's Group or Group Company (less any reasonable out of pocket expenses incurred in recovering the amount) will reduce the amount of the Commercial Warranty Claim by an equivalent amount. If recovery is delayed until after the Commercial Warranty Claim has been satisfied by any Management Warrantor(s), the Purchaser shall repay to the relevant Management Warrantor(s) the amount so recovered from the third party (less any reasonable out of pocket expenses incurred in recovering the amount) within ten Business Days of receipt of such amount. If the amount recovered by the Purchaser, other member of the Purchaser's Group or Group Company exceeds the amount satisfied by the relevant Management Warrantor(s), the Purchaser shall be entitled to retain the excess.

10.	No double recovery
The Purchaser shall not be entitled to recover damages or otherwise obtain payment, reimbursement or restitution more than once in respect of the same loss, liability, cost, expense or damage.

11.	Contingent liabilities

DM_US 46029553-1.065322.0122	37

The time limits in paragraph 3 above shall not limit any Commercial Warranty Claim or Tax Warranty Claim in respect of a liability which is contingent or unascertained where written notice of such claim is given to the Management Warrantors before the expiry of the relevant periods specified. No Management Warrantor shall have any liability in respect of such a claim until the contingent liability becomes an actual liability or becomes capable of being quantified and provided that legal proceedings are commenced in respect of such claim within six months of the date on which the contingent liability becomes an actual liability or the liability is otherwise capable of being quantified.

12.	Purchaser’s knowledge

12.6	The Management Warrantors will not be liable for any Commercial Warranty Claim to the extent that such claim arises directly out of or in connection with any fact, matter or circumstance which:

(a)	is within the actual knowledge of Ted Wozniak as at the date of this Deed;

(b)	to the extent that such fact, matter or circumstance concerns a financial matter, is within the actual knowledge of Tim Kolbeck as at the date of this Deed;

(c)	to the extent that such fact, matter or circumstance concerns a health, safety, security or environmental matter, is within the actual knowledge of Tim Puylart as at the date of this Deed; or

(d)	to the extent that such fact, matter or circumstance concerns a human resources or employment matter, is within the actual knowledge of Brad Davison or Sheri Grissom as at the date of this Deed.

13.	Set-off

13.1
The Purchaser waives any and all rights of set-off, counterclaim, deduction or retention against or in respect of any payment obligation which it has in favour of any Management Warrantor, save that the Purchaser may set-off:

(a)    in respect of a Determined Claim, the Determined Liability; and/or
(b)    in respect of an Undetermined Claim, the Opined Liability, of a Management Warrantor against a payment obligation of the Purchaser under the Bonus Agreement entered into by that Management Warrantor (that Management Warrantor being the Set-off Management Warrantor and that payment obligation of the Purchaser being the Purchaser Bonus Obligation).

13.2	In paragraph 13.1:

(d)
Determined Claim means a Claim by the Purchaser against the Set-off Management Warrantor which is validly notified in writing to that Set-off Management Warrantor pursuant to paragraph 3 of this Schedule before the date on which the Purchaser Bonus Obligation is otherwise required to be satisfied and which is either:

DM_US 46029553-1.065322.0122	38

(i)	agreed by the Set-off Management Warrantor and the Purchaser in writing (including agreement on the quantum of such Claim); or

(ii)
adjudged final by any judgment or settlement order, that judgment or order being incapable of appeal or the Set-off Management Warrantor having elected in writing not to appeal, or any time period for appeal having expired without the relevant right of appeal having been validly exercised, and, in each case, the Determined Liability of the Set-off Management Warrantor in respect of that Claim shall be the amount payable as agreed by the Set-off Management Warrantor and the Purchaser or as determined by the judgment or settlement order (as the case may be); and

(e)
Undetermined Claim means a Claim by the Purchaser against the Set-off Management Warrantor which is validly notified in writing to that Set-off Management Warrantor pursuant to paragraph 3 of this Schedule before the date on which the Purchaser Bonus Obligation is otherwise required to be satisfied and:

(iii)    which is not a Determined Claim; and

(ii)
in respect of which a barrister of at least 7 years' call and having experience in the area of law relevant to that Claim and being appointed (at the cost and expense as such barrister may direct having regard to the respective conduct of the parties) either by agreement between the Set-off Management Warrantor and the Purchaser or, failing agreement within two Business Days after request for agreement by the Purchaser, on the application of the Purchaser to the chairman for the time being of the Bar Council of England and Wales (or its successor body), has given a written opinion addressed to the Purchaser and the Set-off Management Warrantor confirming (A) that, in the opinion of such barrister, the Purchaser has, on the balance of probabilities, reasonable prospects of succeeding with that Claim in a court of law in England and (B) the barrister's estimate of the amount which, on the balance of probabilities, the Purchaser has reasonable prospects of recovering in a court of law in England in respect of that Claim (such amount being the Opined Liability).

SCHEDULE 5

TAX

1	Interpretation

1.1	In this schedule (unless the context otherwise requires):
Accounts Relief means:

(a)	any Relief (including the right to a repayment of Tax) that has been shown as an asset in the Management Accounts or Final Completion Statement; and

DM_US 46029553-1.065322.0122	39

(b)	any Relief that has been taken into account in computing (and so reducing or eliminating) any provision for deferred Tax in the Management Accounts or Final Completion Statement
Demand means any assessment, notice, letter, demand or other document issued or action taken by or on behalf of any Tax Authority or any form of return, computation, account, other document or self-assessment required by law from which it appears that a Group Company is subject to, or is sought to be made subject to, or will or might become subject to, any Taxation liability (including but not limited to the imposition or withholding of or on account of any Taxation or any amount in the nature of Taxation)
Dispute means any dispute, appeal, negotiation or other proceeding in connection with a Demand
Purchaser’s Relief means:
(a)    any Accounts Relief
(b)    any Relief which arises as a result of any event occurring after Completion and

(c)	any Relief, whenever arising, of the Purchaser or any member of the Purchaser's Tax Group other than the Company
Purchaser’s Tax Group means the Purchaser and any other company or companies which are from time-to-time treated as members of the same group as, or otherwise connected or associated in any way with, the Purchaser for any Tax purpose
Relief means any loss, allowance, exemption, setoff, deduction, credit other relief from or relating to any Taxation or to the computation of income, profits or gains for the purpose of any Taxation and any right to a repayment of Taxation
Sellers’ Relief means any Relief other than a Purchaser’s Relief

2	Limitations

2.1	The Management Warrantors shall not be liable for breach of any Tax Warranty in respect of any liability in respect of Taxation to the extent that:

(a)	specific provision or reserve (other than a provision for deferred tax) is made for such liability in the Management Accounts or Final Completion Statement; or

(b)	such liability was discharged on or before Completion and such discharge was taken into account in the preparation of the Management Accounts or Final Completion Statement; or

(c)	any Relief that is not a Purchaser’s Relief is available (or is made available at no cost to the relevant Group Company) to the relevant Group Company to reduce or eliminate the Taxation liability; or

DM_US 46029553-1.065322.0122	40

(d)
such liability would not have arisen but for a voluntary transaction, action or omission carried out or effected by any member of the Purchaser's Group or a Group Company at any time after Completion where the Purchaser was aware or ought reasonably to have been aware would give rise to such liability except that this exclusion shall not apply where such transaction, action or omission:

(i)
is required by any legislation or other statutory requirement (whether coming into force before, on or after Completion) or for the purpose of avoiding or mitigating a penalty imposable by any such legislation; or

(ii)	is carried out or effected pursuant to a legally binding obligation of the relevant Group Company entered into on or before Completion; or

(iii)	is carried out at the written request of the Management Warrantors; or

(iv)	is carried out in the ordinary course of business of the relevant Group Company; or

(e)	such liability arises or is increased as a result of:

(i)	any change in the rates of Taxation; or

(ii)	any change in legislation, regulation or directive; or

(iii)	any change in the published practice of general application of, or published concession of general application operated by, any Tax Authority;

(iv)	any change in the interpretation of any law, based on case law;
in each case announced and taking effect after Completion; or

(f)
such liability arises as a result of a change to the date to which a Group Company makes up its accounts or a Group Company changing any of its accounting policies or practices, in either case, after Completion, but excluding any change required to comply with any law or generally accepted accounting practices or principles applicable to the relevant Group Company; or

(g)
such liability arises as a result of or would not have arisen but for the earning, receipt or accrual of any income, profit or gain prior to Completion which is not recognised (but should properly have been recognised) in the Management Accounts or Final Completion Statement (and is not otherwise reflected in the price paid by the Purchaser for the Shares); or

(h)
the Purchaser has recovered damages or any other amount under this Deed, the Share Purchase Agreement (whether for breach of Warranty or otherwise) or otherwise in respect of the same liability or to the extent the Purchaser or a Group Company has

DM_US 46029553-1.065322.0122	41

otherwise obtained reimbursement or restitution from any of the Sellers in respect of the same liability; or

(i)	such liability is a liability for Tax arising in relation to:

(i)	any Exit Bonus paid to an Exit Bonus Payee pursuant to the terms of the relevant Exit Bonus Letter; or

(ii)	the bonuses to be paid to Adrian Bannister and James Gaskell pursuant to the Adrian Bannister Exit Bonus Letter or, as the case may be, the James Gaskell Exit Bonus Letter; or

(j)
such liability is a liability arising in respect of or as a result of the matters relating to monies lent by certain Group Companies incorporated in Norway to certain Group Companies incorporated in the UK referred to in the disclosure against Tax Warranty 18.2; or

(k)	such liability is actually recovered by any member of the Purchaser's Group or any Group Company from insurers.

3	Conduct of claims

3.1
If the Purchaser or a Group Company (or any of their officers or employees) become aware of any Demand which will or is likely to give rise to a liability of the Management Warrantors in respect of the Tax Warranties the Purchaser shall give written notice thereof to the Management Warrantors. The Purchaser shall give such notice to the Management Warrantors on a timely basis (having regard to any applicable time limit for appealing against or responding to the Demand) provided that where a statutory time limit is applicable for responding to or appealing against the Demand, the Purchaser shall give written notice of the Demand to the Management Warrantors no later than the tenth Business Day prior to the expiry of the said time limit, to the extent reasonably practicable.

3.2
If the Management Warrantors become aware of a Demand (other than by notice given by the Purchaser), they shall notify the Purchaser in writing as soon as reasonably practicable, and, on receipt of such notice, the Purchaser shall be deemed to have given the Management Warrantors notice of the Demand in accordance with the provisions of paragraph 3.1.

3.3
The Purchaser shall procure that the relevant Group Company shall take such action which the Management Warrantors may (by written notice given to the Purchaser) reasonably request to dispute, resist, appeal against, compromise, defend a Demand (any such action being an Action), provided always that:

(a)
in each case, the Purchaser and the relevant Group Company shall first be indemnified to the Purchaser's reasonable satisfaction by the Management Warrantors against all liabilities, costs, damages or expenses (including any additional liability in respect of

DM_US 46029553-1.065322.0122	42

Taxation and any third party costs and expenses) which may be incurred by the Purchaser or the relevant Group Company in taking the Action;

(b)
the Purchaser and the relevant Group Company shall not be obliged to comply with any request of the Management Warrantors which involves appealing, or otherwise taking any action in respect of, any Demand beyond the first appellate body (excluding the Tax Authority which has made the Demand in question, the statutory pre-tribunal review and the Tax Chamber of the First-tier Tribunal) unless the Management Warrantors (at their sole cost and expense) furnish the Purchaser with the written opinion of Tax Counsel of at least ten years’ call who is experienced in the subject matter of the Demand to the effect that there is a reasonable prospect that the appeal in respect of the matter in question will succeed;

(c)
the Purchaser shall not be obliged to take any Action in relation to a Demand where any Tax Authority alleges in writing (which allegation is not withdrawn) fraudulent conduct or conduct involving dishonesty has been committed by the Management Warrantors or, prior to Completion, the relevant Group Company in relation to such Demand.

3.4	If:

(a)
within 15 Business Days of having given written notice to the Management Warrantors of a Demand, the Purchaser does not receive from the Management Warrantors written instructions to take any Action in relation to the Demand; or

(b)
the Management Warrantors fail to indemnify the Purchaser or the relevant Group Company to the Purchaser’s reasonable satisfaction within a period of time (commencing with the date of the notice given to the Management Warrantors) that is reasonable having regard to the nature of the Demand and the existence of any time limit in relation to disputing, resisting, appealing against, compromising, or defending such Demand, and which period will not in any event exceed a period of 15 Business Days; or

(c)
any Tax Authority alleges in writing that fraudulent conduct or conduct involving dishonesty has been committed by the Management Warrantors or, prior to Completion, the relevant Group Company in relation to such Demand, and such allegation is not withdrawn after the Management Warrantors have had a reasonable opportunity to challenge it; or

(d)	at any time after the Management Warrantors have given to the Buyer written notice pursuant to paragraph 4.3 requesting any Action to be taken:

(i)
that Action has been taken or the Purchaser or Group Company is not obliged to take that Action by virtue of the provisions of paragraph 3.3(b), but the Demand (and Taxation liability which is the subject of the Demand) remain outstanding;

DM_US 46029553-1.065322.0122	43

(ii)	the Purchaser has given written notice to the Management Warrantors notifying them that paragraph 3.4(d)(i) applies; and

(iii)	the Management Warrantors fail to reasonably request further Action within a period of 15 Business Days following the notification referred to in paragraph 3.4(d)(ii)
then the Purchaser or the relevant Group Company shall have the conduct of the Dispute absolutely (without prejudice to its rights under this Agreement) and shall be free to pay or settle the Demand on such terms as the Purchaser or the relevant Group Company may in its absolute discretion (but acting in good faith) consider fit.

3.5
Subject to compliance by the Management Warrantors with paragraph 3.2 and where the Management Warrantors request that the Purchaser take, or procure that the relevant Group Company takes, any Action referred to in paragraph 3.2, the Purchaser undertakes to the Management Warrantors to:

(a)	keep the Management Warrantors reasonably informed of all matters relating to the Action and deliver to the Management Warrantors copies of all material correspondence relating to the Action;

(b)
obtain the prior written approval of the Management Warrantors (not to be unreasonably withheld or unreasonably delayed) to the content and sending of written communications relating to the Action to a Tax Authority; and

(c)	obtain the prior written approval of the Management Warrantors (not to be unreasonably withheld or unreasonably delayed) to:

(iv)	the settlement or compromise of the Demand which is the subject of the Action; and

(v)	the agreement of any matter in the conduct of the Action which is likely to affect the amount of the Demand.

4	Windfall Reliefs

4.1
If, on or before 31 January 2016, the Management Warrantors request (by written notice to the Purchaser) that the Purchaser require the auditors for the time being of the relevant Group Company (the Auditors) to determine (at the sole expense of the Management Warrantors) as experts and not as arbitrators that:

(a)
any Taxation liability (or the event giving rise to the Taxation liability) which has resulted in any sum having been paid by the Management Warrantors in respect of the Tax Warranties has given rise to a Relief (not including an Accounts Relief) which would not otherwise have arisen and a liability of a Group Company make an actual payment Taxation has been eliminated, or a repayment of Tax has been obtained, by the use of

DM_US 46029553-1.065322.0122	44

that Relief, and if the Auditors so determine, the amount by which that liability has been eliminated or the amount of the repayment of Tax (after deduction of any liability for Tax arising as a result of such repayment) (as the case may be), shall be dealt with in accordance with paragraph 4.2; or

(b)
any Taxation liability which arises or would otherwise have arisen (other than one which would otherwise have given rise to a corresponding liability of the Management Warrantors in respect of the Tax Warranties) is eliminated or reduced or any repayment of an amount of Taxation is obtained in either case by the use of a Sellers' Relief, and, if the Auditors so determine, the amount of Taxation so saved or the amount of that repayment (as the case may be) shall be dealt with in accordance with paragraph 4.2.

4.2	Where it is provided under paragraph 4.1 that any amount is to be dealt with in accordance with this paragraph 4.2:

(d)	the amount shall first be set off against any payment then due from the Management Warrantors in respect of the Tax Warranties;

(e)
to the extent there is an excess, a refund (net of any reasonable costs and expenses incurred by the Purchaser) shall be made to the Management Warrantors of any previous payment made by the Management Warrantors in respect of the Tax Warranties and not previously refunded under this paragraph 5, up to the amount of such excess; and

(f)
to the extent that the excess referred to in paragraph 4.2(b) is not exhausted thereunder, the remainder of that excess shall be carried forward and set off against any future payment which becomes due from the Management Warrantors in respect of the Tax Warranties.

4.3	The Purchaser shall notify the Management Warrantors in writing within 10 Business Days of it or a Group Company receiving a determination of the Auditors as referred to in paragraph 4.1.

5	Tax computations

5.1	Subject to this paragraph 5, the Purchaser will have exclusive conduct of all Taxation affairs of the Company and any Group Company after Completion.

5.2	The Purchaser covenants with the Management Warrantors:

(e)
to keep the Management Warrantors and their duly authorised agents reasonably informed of all material matters relating to the Taxation affairs in respect of any accounting period ended on or before Completion for which final agreement with the relevant Tax Authority of the amount of Taxation due from the relevant Group Company has not been reached;

(f)	that no written communications shall be transmitted to any Tax Authority in respect of the matters mentioned in paragraph 5.2(a) above without first being submitted to the

DM_US 46029553-1.065322.0122	45

Management Warrantors as soon as reasonably practicable (and in any event, where reasonably practicable, no later than 10 Business Days prior to the expiry of any applicable time limit) for their reasonable comment, authorisation and written approval and shall only finally be submitted or transmitted to the relevant Tax Authority on the receipt of the written approval of the Management Warrantors (such approval not to be unreasonably withheld or unreasonably delayed).

5.3
The Management Warrantors shall be under no obligation to procure the signing and/or authorisation of any document delivered to them under this paragraph which they reasonably consider, to be false, misleading, incomplete or inaccurate in any respect.

5.4
In respect of the accounting periods of each Group Company commencing prior to Completion and ending after Completion (Straddle Period) the Purchaser shall procure that the corporation tax returns of each Group Company shall be prepared on the basis which is consistent with the manner in which corporation tax returns of the relevant Group Company are or have been prepared for all accounting periods ended prior to Completion.

5.5
The Purchaser shall procure that each Group Company keeps the Management Warrantors reasonably informed of the Taxation affairs of the relevant Group Company in respect of the Straddle Period (to the extent that they are relevant to the pre-Completion period) and shall provide the Management Warrantors with copies of all relevant documents and shall not submit any correspondence to, or agree any return or computation for such period with, any Tax Authority without giving the Management Warrantors a reasonable opportunity to make reasonable representations thereon and without the written consent of the Management Warrantors (such consent not to be unreasonably withheld or unreasonably delayed).

5.6
The Purchaser shall procure that the relevant Group Company provides the Management Warrantors with such documents and information (including, without limitation, access to books, accounts. personnel and records), as the Management Warrantors may reasonably require in writing, in connection with their rights pursuant to this paragraph 5.

5.7
The Management Warrantors shall provide the Purchaser or the relevant Group Company with such documents and information relating to the Taxation affairs of the Company in the pre-Completion period (including, without limitation, access to books, accounts. personnel and records) as the Management Warrantors have in their possession or control and as the Purchaser or the relevant Group Company may reasonably require in writing, in connection with their rights pursuant to this paragraph 5

5.8	The provisions of paragraph 3 shall apply in priority to the provisions of this paragraph 5.

5.9	The provisions of this paragraph 5 shall not prejudice the rights of the Purchaser to make a claim under this Agreement in respect of any liability for Taxation.

6	Rebates

DM_US 46029553-1.065322.0122	46

Where any member of the Purchaser's Group or any Group Company is entitled to recover an actual monetary amount from any person (other than another Group Company or member of the Purchaser’s Group) in respect of any fact, matter or circumstance which is likely to give rise to a Tax Warranty Claim, the Purchaser shall, or shall procure that the relevant other member of the Purchaser's Group or Group Company shall, use all reasonable endeavours to recover that amount. The Purchaser shall keep the Management Warrantors informed of the conduct of such recovery. Any such actual monetary amount so recovered by the Purchaser or any other member of the Purchaser's Group or Group Company (less any reasonable out of pocket expenses incurred in recovering the amount) will reduce the amount of the Tax Warranty Claim by an equivalent amount. If such recovery is delayed until after the Tax Warranty Claim has been satisfied by any Management Warrantor(s), the Purchaser shall repay to the relevant Management Warrantor(s) the amount so recovered from the third party (less any reasonable out of pocket expenses incurred in recovering the amount) within ten Business Days of receipt of such amount. If the amount recovered by the Purchaser, other member of the Purchaser's Group or Group Company exceeds the amount satisfied by the relevant Management Warrantor(s), the Purchaser shall be entitled to retain the excess.

SCHEDULE 6

INTELLECTUAL PROPERTY
Trade marks

Trade mark number	Type	Classes	Trademark text	Status	Applicant
2622688	National	06, 22,035, 37, 39 & 42	Viking SeaTech	Registered	Venice Topco Limited
2415017	National	37 & 42	Viking Moorings Total Mooring Solutions	Registered	Viking Moorings Limited
201004388	National	35, 37, 39 & 42	LET'S CONNECT	Registered	Viking Moorings Norge AS
200803304	National	37 & 42	Viking Moorings	Registered	Viking Moorings Norge AS
Patents

DM_US 46029553-1.065322.0122	47

Application number	Patent details	Applicant
20100175	Method and device for docking maritime ships	Viking Moorings AS
20101589	Improved device and method for anchoring	Viking Moorings AS
WO2011NO00042	Improved device and method for forming an anchor spread	Viking Moorings AS
2011216605	Improved device and method for forming an anchor spread	Viking Seatech Norge AS
SCHEDULE 7

COVENANT BY WW MOOR AS

1	In this Schedule, the following terms have the respective meanings given in Schedule 5 (Tax): Accounts Relief, Demand, Dispute, Purchaser’s Relief, Purchaser’s Tax Group, Relief and Seller’s Relief.

2	WW Moor AS shall pay to the Purchaser an amount equal to any payment of Taxation for which a Group Company is liable in connection with the WW Moor AS Share Purchase Agreement.

3	WW Moor AS shall not be liable under paragraph 2 of this Schedule for any liability in respect of Taxation to the extent that:

(g)	any Relief that is not a Purchaser’s Relief is available (or is made available at no cost to the relevant Group Company) to the relevant Group Company to reduce or eliminate the Taxation liability; or

(h)
such liability would not have arisen but for a voluntary transaction, action or omission carried out or effected by any member of the Purchaser's Group or a Group Company at any time after Completion where the Purchaser was aware or ought reasonably to have been aware would give rise to such liability except that this exclusion shall not apply where such transaction, action or omission:

(i)
is required by any legislation or other statutory requirement (whether coming into force before, on or after Completion) or for the purpose of avoiding or mitigating a penalty imposable by any such legislation; or

(ii)	is carried out or effected pursuant to a legally binding obligation of the relevant Group Company entered into on or before Completion; or

(iii)	is carried out at the written request of WW Moor AS or Wolfgang Wandl; or

(iv)	is carried out in the ordinary course of business of the relevant Group Company; or

DM_US 46029553-1.065322.0122	48

(i)	such liability arises or is increased as a result of:

(i)	any change in the rates of Taxation; or

(ii)	any change in legislation, regulation or directive; or

(iii)	any change in the published practice of general application of, or published concession of general application operated by, any Tax Authority;

(iv)	any change in the interpretation of any law, based on case law;
in each case announced and taking effect after Completion; or

(j)
such liability arises as a result of a change to the date to which a Group Company makes up its accounts or a Group Company changing any of its accounting policies or practices, in either case, after Completion, but excluding any change required to comply with any law or generally accepted accounting practices or principles applicable to the relevant Group Company; or

(k)
the Purchaser has recovered damages or any other amount under this Deed, the Share Purchase Agreement (whether for breach of Warranty or otherwise) or otherwise in respect of the same liability or to the extent the Purchaser or a Group Company has otherwise obtained reimbursement or restitution from any of the Sellers in respect of the same liability; or

(l)	such liability is actually recovered by any member of the Purchaser's Group or any Group Company from insurers.

4	The provisions of paragraphs 3 (Conduct of Claims), 4 (Windfall Reliefs) and 6 (Rebates) of Schedule 5 (Tax) shall apply to this Schedule, with any reference to:

▪	“the Management Warrantors” being read as a reference to “WW Moor AS”;

▪	“the Tax Warranties” being read as a reference to “paragraph 2 of Schedule 7 (Covenant by WW Moor AS)”;

▪	“Tax Warranty Claim” being read as a reference to “WW Moor AS Tax Claim”; and

▪	“31 January 2016” in paragraph 4.2 of Schedule 5 being read as a reference to “31 January 2024”.

DM_US 46029553-1.065322.0122	49

WW MOOR AS

By: /s/ James Gaskell
Title: Attorney (by power of attorney)

JAMES GASKELL

By: /s/ James Gaskell
Name: James Gaskell
Title: Senior management

WILLIAM JOHN BAYLISS

By: /s/ William John Bayliss
Name: William John Bayliss
Title: Senior Management

ADRIAN BANNISTER

By: /s/ William John Bayliss
Name: William John Bayliss
Title: Attorney (by power of attorney)

ANTHONY ALEXANDER

By: /s/ William John Bayliss
Name: William John Bayliss
Title: Attorney (by power of attorney)

CHRISTOPHER CHAPMAN

By: /s/ William John Bayliss
Name: William John Bayliss
Title: Attorney (by power of attorney)

CHRISTOPHER FORDE

By: /s/ William John Bayliss
Name: William John Bayliss
Title: Attorney (by power of attorney)

MICHAEL MAIN

By: /s/ William John Bayliss
Name: William John Bayliss
Title: Attorney (by power of attorney)

DM_US 46029553-1.065322.0122	50

WOLFGANG WANDL

By: /s/ James Gaskell
Name: James Gaskell
Title: Attorney (by power of attorney)

ACTUANT ACQUISITIONS LIMITED

By: /s/ Theodore C. Wozniak
Name: Theodore C. Wozniak
Title: Attorney (by power of attorney)

DM_US 46029553-1.065322.0122	51